Exhibit 99.4

Updated Transaction Website Content published on July 14, 2016:

HOME — Advancing, Together

About the Proposed Combination

Bayer announced that it has raised its all-cash offer to acquire all of the issued and outstanding shares of common stock of Monsanto from US$122 to US$125 per share, which represents a premium of 40 percent over Monsanto’s closing share price on May 9, 2016.

This transaction would create a leading integrated agriculture platform with a broad product portfolio. The combined business would benefit from a combined R&D pipeline that would deliver valuable and innovative solutions for farmers, with a focus on long-term investments to help advance the next generation of farming.

PROPOSED COMBINATION

Compelling Strategic Rationale

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050. This number represents about six times the population of Europe today.

At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility.

It is our core capability to develop innovative businesses in the Life Sciences and turn them into leaders, creating superior value for our shareholders, employees and society at large.

The planned combination with Monsanto is such an extraordinary opportunity to create a global leader in the agricultural industry.

Monsanto is a perfect match to our agricultural business. We would combine complementary skills with minimal geographic overlap:

•                 We at Bayer have a leading position in Crop Protection.

•                  Monsanto is extremely strong in Seeds & Traits.

•                  So jointly we would be an innovation powerhouse to address farmers’ future needs.

•                  This is particularly exciting in advancing Digital Farming.

The proposed acquisition of Monsanto is strategically compelling and completely logical. It would create value for shareholders, customers and employees of both companies alike.

Our all-cash offer is compelling for Monsanto’s shareholders and represents a premium of 40 percent to the unaffected share price. We also expect to create significant synergies and be earnings accretive in the first full year after completion closing. We have a proven track record of integrating businesses and achieving the synergy and value targets we set ourselves.

At the same time we believe that we would be excellent owners of the Monsanto business. Bayer has a well-deserved reputation of acting with the utmost responsibility.

•                  We would use our joint innovative capabilities to ensure that farmers can optimize their harvests without compromising the environment.

•                  This is what the name Bayer and all of our more than 100,000 employees around the world stand for — Science For A Better Life.

Value Creation for Shareholders

Our increased all-cash offer of US$125 per share for all of the issued and outstanding shares of common stock of Monsanto represents a 40 percent premium over Monsanto’s closing share price on May 9, 2016. Bayer believes this all-cash offer presents Monsanto shareholders the best opportunity to maximize the full value of their shares immediately, with certainty.

For Bayer shareholders the transaction offers significant synergy potential and is expected to provide them with core EPS accretion by a mid-single-digit percentage in the first full year after closing and a double-digit percentage thereafter. Initially, we expect annual earnings contributions from total synergies of approximately US$ 1.5 billion after year three plus additional integrated offer benefits in future years.

The combined agriculture business would benefit from attractive growth prospects across key crops, divisions and geographies combined with the new revenue pool derived from emerging field of Digital Farming. With leading positions in key industry segments, the combination could result in multiple expansion for the combined group as the business would be able to command a premium valuation for the combined Ag business.

The combined Group’s businesses would have sufficient size, scale and diversification to effectively enhance growth prospects across Agriculture, as well as Life Sciences.

Financing & Next Steps

Bayer has comprehensively addressed Monsanto’s questions concerning financing and regulatory matters and is prepared to make certain commitments to regulators, if required, to complete the proposed acquisition of Monsanto.

In addition to certain commitments to regulators possibly required, Bayer has offered a USD$1.5 billion reverse antitrust break fee, reaffirming its confidence to successfully close.

The offer is not subject to a financing condition. Bayer intends to finance the transaction with a combination of debt and equity. The expected equity portion represents approximately 25 percent of the transaction’s enterprise value and is expected to be raised primarily via a rights offering.

The strong cash flow generation of the combined business as well as Bayer’s track record of disciplined deleveraging after large acquisitions would enable rapid deleveraging post-acquisition. This is in line with Bayer’s target of an investment-grade rating immediately after closing of the transaction and its commitment to the single “A” credit rating category in the long term.

Bayer has a successful track record of working with global authorities to secure the necessary regulatory approvals and has extensive experience integrating acquisitions from a business, geographic, and cultural perspective.

Bayer’s Board of Management and Supervisory Board unanimously approved the proposal and are fully committed to this compelling transaction. Bayer is prepared to proceed immediately with due diligence and negotiations and to achieve an agreed transaction.

Forward-Looking Statements

This document may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.